EXHIBIT 12.1

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Years Ended November 30,
	2016		2015		2014		2013		2012
Earnings
Income (loss) from operations before income taxes	$149,315		$127,043		$94,949		$38,363		$(79,053)
Add:
Interest incurred	185,466		186,885		171,541		149,101		132,657
Amortization of premiums and discounts related to debt	7,576		7,738		7,124		5,347		3,016
Portion of rent expense considered to be interest	5,097		4,524		3,917		3,204		3,096
Amortization of previously capitalized interest	161,285		143,255		90,804		87,414		78,630
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	9,908		11,512		(1,063)		2,882		1,519
Deduct:
Interest capitalized	(179,566)		(165,029)		(140,791)		(86,411)		(62,853)
Income as adjusted	$339,081		$315,928		$226,481		$199,900		$77,012

Fixed charges
Interest incurred	$185,466		$186,885		$171,541		$149,101		$132,657
Amortization of premiums and discounts related to debt	7,576		7,738		7,124		5,347		3,016
Portion of rent expense considered to be interest	5,097		4,524		3,917		3,204		3,096
Total fixed charges	$198,139		$199,147		$182,582		$157,652		$138,769

Ratio of earnings to fixed charges	1.71	x	1.59	x	1.24	x	1.27	x	—

Coverage deficiency (a)	$—		$—		$—		$—		$(61,757)

The ratios of earnings to fixed charges are computed on a consolidated basis.

(a)	Earnings for the year ended November 30, 2012 were insufficient to cover fixed charges for the period by $61.8 million.